09042641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
OCT 28 2009
Washington, DC
110

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/08 (MM/DD/YY) AND ENDING 8/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goodwin, Browning & Luna Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg 2, Suite 101
(No. and Street)

Albuquerque (City) NM (State) 87109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Goodwin (505) 797-7447
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Goodwin, Browning & Luna Securities, Inc.**, as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

OFFICIAL SEAL
Sarah E. Thomas
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 3-22-15

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

GOODWIN, BROWNING & LUNA SECURITIES, INC.

Financial Statements and Supplemental Schedules
August 31, 2009

(With Independent Auditors' Report Thereon)

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Index to Financial Statements and Supplemental Schedules
August 31, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors of
Goodwin, Browning & Luna Securities, Inc.:

We have audited the accompanying statement of financial condition of Goodwin Browning & Luna Securities, Inc. (the Company) as of August 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin Browning & Luna Securities, Inc. as of August 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
October 2, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Financial Condition
August 31, 2009

ASSETS	
Cash	$ 26,207
Receivable from clearing broker-dealers and clearing organization	98,127
Furniture and fixtures, net of accumulated depreciation of $55,347	-
Other assets	455
TOTAL ASSETS	$ 124,789
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 40,689
Total liabilities	40,689
Stockholders' Equity	
Common stock, 500,000 shares authorized, $.00555 par value, 390,000 shares issued and outstanding	2,166
Additional paid-in capital	36,834
Retained earnings	45,100
Total Stockholders' Equity	84,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 124,789

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Operations
For the Year Ended August 31, 2009

REVENUES	
Securities commission	$ 309,585
Revenue from sale of investment shares	394,771
Other revenue	85,422
Total revenues	789,778
EXPENSES	
Officers salaries	406,020
Other employee compensation and benefits	158,058
Professional fees	16,658
Clearing fees	84,738
Rent	34,397
Regulatory fees	11,361
Travel and entertainment	11,553
Communication expense	7,043
Other expenses	51,317
Total expenses	781,145
Income before income taxes	8,633
Provision for federal income taxes	1,801
NET INCOME	$ 6,832

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at August 31, 2008	390,000	$ 2,166	$ 36,834	$ 38,268	$ 77,268
Capital contributed	-	-	-	-	-
Capital withdrawn	-	-	-	-	-
Net income	-	-	-	6,832	6,832
Balances at August 31, 2009	390,000	$ 2,166	$ 36,834	$ 45,100	$ 84,100

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended August 31, 2009

Balance at August 31, 2008	$	-
Increases		-
Decreases		-
Balance at August 31, 2009	$	-

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Cash Flows
Year Ended August 31, 2009

Cash flows from operating activities:	
Net income	$ 6,832
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Change in assets and liabilities:	
Depreciation expense	3,202
Decrease in receivable from clearing broker-dealer	21,804
Decrease in other assets	1,801
Decrease in accounts payable and other liabilities	(22,068)
Net cash provided by operating activities	11,571
Cash flows from investing activities:	
Purchase of furniture and equipment	(867)
Cash flows from financing activities:	-
Net increase in cash	10,704
Cash at beginning of year	15,503
Cash at end of year	$ 26,207

Supplemental Disclosures of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ 1,265

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Goodwin Browning & Luna Securities, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in New Mexico.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less, to be cash equivalents.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Property and equipment

Property and equipment are fully depreciated as of August 31, 2009. Depreciation expense for the year ended August 31, 2009 was $3,202.

Note 2 - Significant Accounting Policies (Continued)

Investment Advisory

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year.

Securities owned and securities sold but not yet purchased are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Fair Value Measurements

As defined in Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Company has implemented SFAS 157 effective September 1, 2008.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2009, the Company had net capital and net capital requirements of $82,448 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.49 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Commitments and Contingencies

Lease Commitments

The Company leases office space under a long-term non-cancelable lease, which expires on October 31, 2010. Minimum lease payments under the leases of August 31, 2009, are as follows:

Year Ending August 31,		Minimum Lease Payments
2010	$	35,044

Rental expense for the year ended August 31, 2009 was $34,020.

Litigation

The Company is subject to potential various claims and legal actions arising in the ordinary course of business. At August 31, 2009, the Company was not involved in any litigation or active legal actions.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At August 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Employee benefits

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $68,224.

Schedule I

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
August 31, 2009

Total stockholders' equity qualified for net capital	$ 84,100
Deductions and/or charges	
Non-allowable assets:	455
Total deductions and/or charges	455
Net capital before haircuts on securities	83,645
Haircuts on securities	
Cash deposits with clearing organization	1,197
Net capital	$ 83,645
Aggregate indebtedness	
Accounts payable and other liabilities	$ 40,689
Total aggregate indebtedness	$ 40,689
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 78,645
Ratio of aggregate indebtedness to net capital	0.49

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of August 31, 2009 as reported by Goodwin, Browning & Luna Securities, Inc. on un-amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Schedule II

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC